June 16, 2005

Via EDGAR and By Hand

Susan C. Block

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549-0303

RE:	IAC/InterActiveCorp
Form S-4 filed on April 26, 2005
File No. 333-124340

Dear Ms. Block:

                On behalf of our client, IAC/InterActiveCorp (the “Company” or “IAC”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”), which were delivered in a letter dated June 14, 2005, in connection with the above-referenced Registration Statement on Form S-4, filed by IAC with the Securities and Exchange Commission (the “Commission”) on April 26, 2005, as amended on June 2, 2005, and relating to the merger of Ask Jeeves, Inc. (“Ask Jeeves”) into a wholly owned subsidiary of IAC.  For your convenience, in this letter the text of the Staff’s comments is set forth in bold text followed by the responses of the Company.  IAC is also filing today Amendment No. 2 to the Registration Statement, which is responsive to comments of the Staff as set forth below.

Cover Page

1.                                      Comment:  Please revise your disclosure in the fourth paragraph, and throughout the document, to reflect your plan to hold the annual meeting to vote on the spin-off proposal, and other IAC proposals, prior to completion of the merger.  In this regard, we note your response to prior comment 44.

                                                Response: In response to the Staff’s comment, the disclosure has been revised on the cover page and pages 2, 4, 6, 7, 23, 118 and E-1.

2.                                      Comment:  Please clarify that former stockholders of Ask Jeeves who receive IAC common stock pursuant to the merger will receive common stock in the spun-off entity.

                                                Response:  In response to the Staff’s comment, the disclosure has been revised on the cover page to provide that former Ask Jeeves stockholders who are IAC stockholders on the record date of the proposed spin-off will receive Expedia common stock upon completion of the proposed spin-off.

Susan C. Block

June 16, 2005

Risk Factors, page 23

3.                                      Comment:  We note your response to prior comment 10.  Please revise to eliminate the reference to risks described in other documents filed with the Commission.  All material risks should be described here.  Additionally, please revise the language in the fourth paragraph suggesting that only “certain” rather than all “material” risks relating to the spin-off are disclosed.

                                                Response:  In response to the Staff’s comment, the disclosure has been revised on page 23.

IAC is controlled by Mr. Diller, page 26

4.                                      Comment:  Please consider expanding this risk factor, with appropriate bolded subcaptions if necessary, to provide shareholders a better sense of what control by a significant shareholder means.

                                                Response:  In response to the Staff’s comment, the disclosure has been revised on page 27.

After the spin-off, Expedia may be unable to make the changes necessary, page 29

5.                                      Comment:  Please provide a separate risk factor, with its own subheading, to address the additional costs associated with being a public company.

                                                Response:  In response to the Staff’s comment, the disclosure has been revised on page 30.

After the spin-off, page 30

6.                                      Comment:  Please refer to the third paragraph in this risk factor.  Please either revise or delete because it refers to IAC asking the reader for approval of the corporate opportunity proposal.

                                                Response:  In response to the Staff’s comment, the disclosure has been revised on page 31.

Opinion of Allen & Company LLC, page 54
Premiums Paid in Comparable Merger Transactions, page 58

7.                                      Comment:  We note your response to prior comment 30 and we reissue the comment, in part.  In the interest of balanced disclosure, please revise your explanation of the graphical results to clarify that the premium paid in this transaction falls at the lower end of the range of comparable transactions.

                                                Response:  In response to the Staff’s comment, the disclosure has been revised on page 60.

Susan C. Block

June 16, 2005

Potential OIBA Dilution Analysis, page 61

8.                                      Comment:  Please disclose the amount by which Allen & Co. projects the merger will be dilutive.

                                                Response:  In response to the Staff’s comment, the disclosure has been revised on page 61.

Exhibits
Exhibit 8.1

9.                                      Comment:  It appears that you are filing a short-form opinion.  As such, please revise this exhibit and the prospectus discussion of the tax consequences to clearly state that the discussion in the prospectus is counsel’s opinion.  Similarly revise exhibit 8.2.

                                                Response:  In response to the Staff’s comment, the disclosure has been revised in Exhibits 8.1 and 8.2.

Exhibit 8.2

10.                               Comment:  Please delete the reference to “Certain” when referring to the prospectus tax discussion under Material United States Federal Income Tax Consequences.

                                                Response:  In response to the Staff’s comment, the disclosure has been revised in Exhibit 8.2.

Exhibit 99.5

11.                               Comment:  We note the second item listed.  Please be advised that we believe any adjournments for the purpose of soliciting additional votes is a separate requiring a vote.

                                                Response:  In response to the Staff’s comment, the disclosure has been revised on the cover page and pages 2, 7, 42, 43, 51 and Exhibit 99.5.

*              *              *              *              *              *

In addition, in response to the Staff’s closing comments, we enclose herewith a statement from IAC acknowledging that:

•                  IAC is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

Susan C. Block

June 16, 2005

•                  IAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance of the Staff in this matter.  If you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1327.

Very truly yours,

/s/ David C. Karp

David C. Karp

cc:	Gregory R. Blatt, Esq.
IAC/InterActiveCorp

Brett Robertson, Esq.
Ask Jeeves, Inc.

Peter T. Heilmann, Esq.
Gibson, Dunn & Crutcher